SCHLUETER & ASSOCIATES, P.C.

5655 SOUTH YOSEMITE STREET, SUITE 350

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

February 14, 2025

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kristin Baldwin

Re:	JE Cleantech Holdings Ltd.
Registration Statement on Form F-1
Filed January 23, 2025
File No. 333-284442

Dear Ms. Baldwin:

We represent JE Cleantech Holdings Ltd. (“Registrant” and “Company”) as U.S. counsel. We are submitting herewith an amended Registration Statement on Form F-1 (“Amendment No. 1”) relating to the resale of ordinary shares of the Company by a reselling shareholder.

The purpose of this letter is to respond to the comment letter dated February 4, 2025 from the Division of Corporation Finance, Office of Manufacturing (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) relating to the Registrant’s Registration Statement (the “Registration Statement”). For your convenience, the comments have been reproduced below, followed by the Registrant’s response. The Registrant is concurrently submitting Amendment 1 to its Registration Statement.

Registration Statement on Form F-1

General

1. We note that you incorporate information by reference into your registration statement. However, since you have not filed your Form 20-F for the fiscal year ended December 31, 2024, you are not eligible to incorporate by reference. See General Instruction VI.C of Form F-1. Please amend the registration statement to either remove references to incorporation by reference or file your Form 20-F for the fiscal year ended December 31, 2024.

U.S. Securities and Exchange Commission

February 14, 2025

Response:

In response to this comment, the Registrant has removed all references to incorporation by reference from the registration statement. The audited consolidated financial statements as of December 31, 2022 and 2023 and for the fiscal years ended December 31, 2021, 2022 and 2023 and the unaudited consolidated financial statements as of June 30, 2024 and for the six-month periods ended June 30, 2023 and 2024 have been included in the prospectus.

2. Please update your compensation disclosure to reflect the fiscal year ended December 31, 2024.

Response:

In response to this comment, the Registrant has revised the disclosure on page 120 under “Management – Compensation” to reflect the aggregate amount of compensation paid to the Company’s officers and directors during the fiscal year ended December 31, 2024.

If you have any questions relating to Amendment No. 1 to the Registration Statement, please contact Long Jia Kwang , the Registrant’s Chief Financial Officer, at his email address of jason.long@jcs-echigo.com.sg.

Please copy any correspondence or requests for information to the undersigned and Celia Velletri. The undersigned’s email is set forth above and Ms. Velletri’s email is cv@schlueterintl.com. If you wish to speak with us, please feel free to call me at 303-868-3382 or Celia Velletri at 303-907-4842.

Very truly yours,

/s/ Henry F. Schlueter
Henry F. Schlueter

C:	JE Cleantech Holdings Ltd.